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                            February 25, 2021

       John R. Van Kirk
       Managing Director and Principal Accounting Officer
       North European Oil Royalty Trust
       5 N. Lincoln Street
       Keene, N.H. 03431

                                                        Re: North European Oil
Royalty Trust
                                                            Form 10-K/A for
fiscal year ended October 31, 2020
                                                            Filed on February
24, 2021
                                                            File No. 001-08245

       Dear Mr. Van Kirk:

               We have reviewed your February 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our
       February 17, 2021 letter.

       FORM 10-K/A FILED ON FEBRUARY 24, 2021

       Report Of Independent Registered Public Accounting Firm, page F-1

   1. We have reviewed your amended filing and note you have only included the revised audit opinion within your
amendment. The amendment must contain the complete text of the item being amended.
Because the financial statements and auditor's report are filed under one item in a Form
10-K, please revise further to include Item 8 in its entirety.
              You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
       have questions regarding our comment on the financial statements and related matters.
 John R. Van Kirk
North European Oil Royalty Trust
February 25, 2021
Page 2


FirstName LastNameJohn R. Van Kirk              Sincerely,
Comapany NameNorth European Oil Royalty Trust
                                                Division of Corporation Finance
February 25, 2021 Page 2                        Office of Real Estate &
Construction
FirstName LastName